UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
October 30, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑            Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐             No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By: Name	/s/ Stuart MacKenzie Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: October 30, 2007

ASX Release:	30 October 2007
LGL increases Ballarat East resource to 1.5 million ounces
Lihir Gold Ltd (LGL) has lifted its Total Mineral Resource estimate at the Ballarat East project by 7% to 1.5 million ounces, following encouraging drilling and trial mining activities over the past year.
Importantly, this includes a 27% increase in Indicated Resource to 305,000 ounces from 241,000 ounces previously. Ore in the Indicated Resource category has increased from 560,000 tonnes to 952,000 tonnes.
The average grade of the total resource has increased from 11.3 to 11.8 grams per tonne. While grade of Inferred Resource has risen from 10.9 g/t to 12.4 g/t, due to good results in deeper mineralised zones, grade of Indicated Resource has reduced from 13.4 g/t to 10.0 g/t. This was primarily because the focus of drilling efforts over the past 15 months has been to convert Inferred to Indicated Resources in the initial production zones of the mine. Drill access has therefore been limited to shallower, lower grade Inferred Resource areas accessible from the Sulieman, Prince and Woah Hawp Declines. This can be clearly seen in the long section below.
The increase in resource was achieved despite the adoption of more conservative modelling parameters in the estimate which have led to much greater confidence in the resource model.
For example, resources located close to old mine workings which are considered to be difficult to access, or uneconomic, have been excluded. This greater conservatism reduced the resource by approximately 66,000 ounces.
The estimates assume a coarse gold upgrade of 25%, which compares to the results of test work suggesting a coarse gold upgrade of up to 50%.
The drilling program since the June 2006 resource statement has included 262 holes, for 44,000 additional drill metres. A total of 1521 assays have now been included in the Ballarat East resource, up from 1449 at June last year. This excludes 400 assays which were transferred to the inaccessible category. Significant results over the past 15 months have included the following:
In addition, drill results have demonstrated the stronger mineralisation from targets at depth, in line with expectations and reconfirming the geological model.

“This resource upgrade demonstrates we are making good progress in the development of the Ballarat East project,” said LGL chief executive Arthur Hood.
“I am particularly pleased to see the growth in indicated category and tonnes of resource, which will provide us with greater certainty in mining.”
“The work we have been doing at Ballarat confirms that this is a great deposit, commencing production in the second half of next year,” he said.
Ballarat East Resource 2007
Table 1: Total Mineral Resource

Coarse gold component	Tonnes	Grade (g/t)	Ounces

0%	3.9Mt	8.9	1.1Mozs
25%	3.9Mt	11.8	1.5Mozs
50%	3.9Mt	17.7	2.2Mozs
Table 2: Indicated Mineral Resource

Coarse gold component	Tonnes	Grade (g/t)	Ounces

0%	0.9Mt	7.5	0.23Mozs
25%	0.9Mt	10.0	0.31Mozs
50%	0.9Mt	15.0	0.46Mozs
Table 3: Inferred Mineral Resource

Coarse gold component	Tonnes	Grade (g/t)	Ounces

0%	3.0Mt	9.3	0.9Mozs
25%	3.0Mt	12.4	1.2Mozs
50%	3.0Mt	18.6	1.8Mozs
Previous Ballarat East Resource 2006
Table 1: Total Mineral Resource

Coarse gold component	Tonnes	Grade (g/t)	Ounces

0%	3.9Mt	8.5	1.1Mozs
25%	3.9Mt	11.3	1.4Mozs
50%	3.9Mt	17.0	2.1Mozs
Table 2: Indicated Mineral Resource

Coarse gold component	Tonnes	Grade (g/t)	Ounces

0%	0.6Mt	10.0	0.18Mozs
25%	0.6Mt	13.4	0.24Mozs
50%	0.6Mt	20.1	0.36Mozs
Table 3: Inferred Mineral Resource

Coarse gold component	Tonnes	Grade (g/t)	Ounces

0%	3.3Mt	8.2	0.8Mozs
25%	3.3Mt	10.9	1.2Mozs
50%	3.3Mt	16.4	1.7Mozs

Note:
The information in this report that relates to Exploration Results, Mineral Resources and Exploration Potential is based on information compiled by Charles Carnie and Bradley Cox. Charles Carnie is an employee of Lihir Gold Ltd, is a member of the Australian Institute of Geoscientists and is a Competent Person under the definition of the 2004 JORC Code. Bradley Cox is an employee of Lihir Gold Ltd, is a member of The Australasian Institute of Mining and Metallurgy and is a Competent Person under the definition of the 2004 JORC Code. Both Mr Carnie and Mr Cox consent to the publication of this information in the form and content in which it appears. The term Mineral Resources are used in accordance with their definitions in the 2004 JORC Code, which is available at www.jorc.org.
Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-26860, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.
LIHIR GOLD LIMITED
Incorporated in Papua New Guinea
ARBN 069 803 998